UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Egalet Corporation

Common Stock, par value $0.001 per share

(Title of Class of Securities)

28226B 302

(CUSIP Number)

Iroko Pharmaceuticals Inc.

150 Rouse Boulevard

Philadelphia, PA 19112

With a copy to:

Marc R. Paul

Baker & McKenzie LLP

815 Connecticut Avenue, N.W.

Washington, DC 20006-4078

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28226B 302	SCHEDULE 13D	Page 2 of 15

1.	NAME OF REPORTING PERSON Iroko Pharmaceuticals Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 7,023,333(1)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 7,023,333(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,023,333(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.5%(1)(2)
14.	TYPE OF REPORTING PERSON HC

(1)	Includes 2,436,459 shares of Common Stock issuable upon exercise of the Iroko Warrant.
(2)

Calculated based on 9,360,968 shares of the Common Stock outstanding as of January 31, 2019, as reported by Egalet Corporation on a Current Report on Form 8-K filed on February 1, 2019. Excluding the shares of Common Stock issuable upon exercise of the Iroko Warrant, Iroko Properties directly owns 49.0% of the issued and outstanding shares of Common Stock.

CUSIP No. 28226B 302	SCHEDULE 13D	Page 3 of 15

1.	NAME OF REPORTING PERSON Iroko Properties Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 7,023,333(1)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 7,023,333(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,023,333(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.5%(1)(2)
14.	TYPE OF REPORTING PERSON CO

(1)	Includes 2,436,459 shares of Common Stock issuable upon exercise of the Iroko Warrant.
(2)

Calculated based on 9,360,968 shares of the Common Stock outstanding as of January 31, 2019, as reported by Egalet Corporation on a Current Report on Form 8-K filed on February 1, 2019. Excluding the shares of Common Stock issuable upon exercise of the Iroko Warrant, Iroko Properties directly owns 49.0% of the issued and outstanding shares of Common Stock.

CUSIP No. 28226B 302	SCHEDULE 13D	Page 4 of 15

1.	NAME OF REPORTING PERSON Nathan D. Hukill
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 7,023,333(1)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 7,023,333(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,023,333(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.5%(1)(2)
14.	TYPE OF REPORTING PERSON IN

(1)	Includes 2,436,459 shares of Common Stock issuable upon exercise of the Iroko Warrant.
(2)

Calculated based on 9,360,968 shares of the Common Stock outstanding as of January 31, 2019, as reported by Egalet Corporation on a Current Report on Form 8-K filed on February 1, 2019. Excluding the shares of Common Stock issuable upon exercise of the Iroko Warrant, Iroko Properties directly owns 49.0% of the issued and outstanding shares of Common Stock.

CUSIP No. 28226B 302	SCHEDULE 13D	Page 5 of 15

1.	NAME OF REPORTING PERSON CR Group L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 7,023,333(1)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 7,023,333(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,023,333(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.5%(1)(2)
14.	TYPE OF REPORTING PERSON IA

(1)	Includes 2,436,459 shares of Common Stock issuable upon exercise of the Iroko Warrant.
(2)

Calculated based on 9,360,968 shares of the Common Stock outstanding as of January 31, 2019, as reported by Egalet Corporation on a Current Report on Form 8-K, filed on February 1, 2019. Excluding the shares of Common Stock issuable upon exercise of the Iroko Warrant, Iroko Properties directly owns 49.0% of the issued and outstanding shares of Common Stock.

CUSIP No. 28226B 302	SCHEDULE 13D	Page 6 of 15

1.	NAME OF REPORTING PERSON CRG Partners III L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 7,023,333(1)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 7,023,333(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,023,333(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.5%(1)(2)
14.	TYPE OF REPORTING PERSON PN

(1)	Includes 2,436,459 shares of Common Stock issuable upon exercise of the Iroko Warrant.
(2)

Calculated based on 9,360,968 shares of the Common Stock outstanding as of January 31, 2019, as reported by Egalet Corporation on a Current Report on Form 8-K filed on February 1, 2019. Excluding the shares of Common Stock issuable upon exercise of the Iroko Warrant, Iroko Properties directly owns 49.0% of the issued and outstanding shares of Common Stock.

CUSIP No. 28226B 302	SCHEDULE 13D	Page 7 of 15

1.	NAME OF REPORTING PERSON CRG Partners III – Parallel Fund“A” L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 7,023,333(1)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 7,023,333(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,023,333(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.5%(1)(2)
14.	TYPE OF REPORTING PERSON PN

(1)	Includes 2,436,459 shares of Common Stock issuable upon exercise of the Iroko Warrant.
(2)

Calculated based on 9,360,968 shares of the Common Stock outstanding as of January 31, 2019, as reported by Egalet Corporation on a Current Report on Form 8-K filed on February 1, 2019. Excluding the shares of Common Stock issuable upon exercise of the Iroko Warrant, Iroko Properties directly owns 49.0% of the issued and outstanding shares of Common Stock.

CUSIP No. 28226B 302	SCHEDULE 13D	Page 8 of 15

1.	NAME OF REPORTING PERSON CRG Partners III – Parallel Fund“B” (Cayman) L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 7,023,333(1)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 7,023,333(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,023,333(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.5%(1)(2)
14.	TYPE OF REPORTING PERSON PN

(1)	Includes 2,436,459 shares of Common Stock issuable upon exercise of the Iroko Warrant.
(2)

Calculated based on 9,360,968 shares of the Common Stock outstanding as of January 31, 2019, as reported by Egalet Corporation on a Current Report on Form 8-K filed on February 1, 2019. Excluding the shares of Common Stock issuable upon exercise of the Iroko Warrant, Iroko Properties directly owns 49.0% of the issued and outstanding shares of Common Stock.

CUSIP No. 28226B 302	SCHEDULE 13D	Page 9 of 15

1.	NAME OF REPORTING PERSON CRG Partners III (Cayman) Lev AIV I L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 7,023,333(1)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 7,023,333(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,023,333(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.5%(1)(2)
14.	TYPE OF REPORTING PERSON PN

(1)	Includes 2,436,459 shares of Common Stock issuable upon exercise of the Iroko Warrant.
(2)

Calculated based on 9,360,968 shares of the Common Stock outstanding as of January 31, 2019, as reported by Egalet Corporation on a Current Report on Form 8-K filed on February 1, 2019. Excluding the shares of Common Stock issuable upon exercise of the Iroko Warrant, Iroko Properties directly owns 49.0% of the issued and outstanding shares of Common Stock.

CUSIP No. 28226B 302	SCHEDULE 13D	Page 10 of 15

1.	NAME OF REPORTING PERSON CRG Partners III (Cayman) Unlev AIV I L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 7,023,333(1)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 7,023,333(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,023,333(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.5%(1)(2)
14.	TYPE OF REPORTING PERSON PN

(1)	Includes 2,436,459 shares of Common Stock issuable upon exercise of the Iroko Warrant.
(2)

Calculated based on 9,360,968 shares of the Common Stock outstanding as of January 31, 2019, as reported by Egalet Corporation on a Current Report on Form 8-K filed on February 1, 2019. Excluding the shares of Common Stock issuable upon exercise of the Iroko Warrant, Iroko Properties directly owns 49.0% of the issued and outstanding shares of Common Stock.

CUSIP No. 28226B 302	SCHEDULE 13D	Page 11 of 15

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Egalet Corporation, a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 600 Lee Rd #100, Wayne, PA 19087.

Item 2.	Identity and Background.

a)

This statement is jointly filed pursuant to a Joint Filing Agreement, dated as of February 11, 2019 and attached hereto as Exhibit A, by (i) Iroko Properties Inc., a company incorporated under the laws of the British Virgin Islands (“Iroko Properties”), (ii) Iroko Pharmaceuticals Inc., a business company incorporated under the laws of the British Virgin Islands (“Iroko Pharmaceuticals”), (iii) Nathan D. Hukill, (iv) CR Group L.P., a Delaware limited partnership (“CR Group”), (v) CRG Partners III L.P., a Delaware limited partnership (“CRG Partners III”), (vi) CRG Partners III – Parallel Fund “A” L.P., a Delaware limited partnership (“CRG Parallel Fund A”), (vii) CRG Partners III – Parallel Fund “B” (Cayman) L.P., a limited partnership organized under the laws of the Cayman Islands (“CRG Parallel Fund B”), (viii) CRG Partners III (Cayman) Lev AIV I L.P., a limited partnership organized under the laws of the Cayman Islands (“CRG Lev AIV”), (ix) CRG Partners III (Cayman) Unlev AIV I L.P., a limited partnership organized under the laws of the Cayman Islands (“CRG Unlev AIV”, and together with Iroko Properties, Iroko Pharmaceuticals, Nathan D. Hukill, CR Group, CRG Partners III, CRG Parallel Fund A, CRG Parallel Fund B, CRG Lev AIV, and CRG Unlev AIV, the “Reporting Persons”). Iroko Properties acquired the Shares (defined below) and the Iroko Warrant (defined below) on January 31, 2019 in connection with the Asset Purchase Agreement, dated as of October 30, 2018, by and among Iroko Pharmaceuticals, the Issuer and Egalet US Inc., a Delaware corporation, as amended (the “Asset Purchase Agreement”). Iroko Pharmaceuticals is the sole shareholder of Iroko Properties. CRG Parallel Fund A, CRG Parallel Fund B, CRG Lev AIV, CRG Unlev AIV and CRG Partners III (collectively, the “CRG Entities”) collectively hold all of the issued and outstanding shares of Iroko Pharmaceuticals. CR Group serves as the investment manager for the CRG Entities. CR Group is indirectly controlled by Mr. Hukill.

b)

The principal business address of Iroko Properties is 150 Rouse Boulevard, Philadelphia, PA 19112. The address of Iroko Pharmaceuticals is 150 Rouse Boulevard, Philadelphia, PA 19112. The address of CR Group and the CRG Entities is 1000 Main St., Suite 2500 Houston, TX 77002. The business address for Nathan D. Hukill is c/o CR Group 1000 Main St., Suite 2500 Houston, TX 77002.

c)

Prior to the sale of substantially all of its assets to the Issuer pursuant to the Asset Purchase Agreement in connection with the acquisition of the Shares and the Iroko Warrant, Iroko Pharmaceuticals was a specialty pharmaceutical company focused on developing and commercializing innovative treatment options for pain management. Following the consummation of the transactions contemplated by the Asset Purchase Agreement, the principal business of Iroko Properties and Iroko Pharmaceuticals is holding and investing in accounts under their management. The principal business of CR Group and the CRG Entities is holding and investing in accounts under their management. Mr. Hukill is the President and Chairman of CR Group.

d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e)

None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)

Iroko Properties and Iroko Pharmaceuticals are each business companies incorporated under the laws of the British Virgin Islands. CR Group, CRG Parallel Fund A and CRG Partners III are each Delaware limited partnerships. CRG Parallel Fund B, CRG Lev AIV and CRG Unlev AIV are each limited partnerships organized under the laws of the Cayman Islands. Mr. Hukill is a citizen of the United States.

Item 3.	Source or Amount of Funds or Other Consideration.

Iroko Properties acquired the Shares and the Iroko Warrant effective as of January 31, 2019 pursuant to the terms of the Asset Purchase Agreement pursuant to which Iroko Pharmaceuticals and its subsidiaries sold substantially all of their assets to the Issuer and its subsidiaries in exchange for (i) the Shares and Iroko Warrant, (ii) senior notes issued by the Issuer in the aggregate principal amount of $45 million (iii) royalties in connection with the annual net sales of certain pharmaceutical products by the Issuer and (iv) an interim payments note.

CUSIP No. 28226B 302	SCHEDULE 13D	Page 12 of 15

The CRG Entities may be deemed to have beneficial ownership over the Shares and the Iroko Warrant by virtue of their ownership of Iroko Pharmaceuticals.

CR Group may be deemed to have beneficial ownership over the Shares and the Iroko Warrant by virtue of its position as the investment manager for the CRG Entities.

Mr. Hukill may be deemed to have beneficial ownership over the Shares and the Iroko Warrant by virtue of his indirect control of CR Group.

Item 4.	Purpose of Transaction.

Items 2, 3 and 6 of this Schedule 13D are incorporated by reference into this Item 4.

The Issuer is a specialty pharmaceutical company focused on developing, manufacturing and marketing treatments for pain. The transactions contemplated by the Asset Purchase Agreement were conditioned upon the reorganization of the Issuer under the Bankruptcy Code and are intended to support the reorganization of the Issuer’s capital structure and to capitalize on anticipated business synergies between the Iroko and Egalet products. The Reporting Persons believe the reorganized Issuer is an attractive investment.

The Reporting Persons intend to engage in discussions with the Issuer and Issuer’s management and board of directors and other interested parties that may relate to the governance and board composition, business, operations, cost structure, management, assets, capitalization, financial condition, strategic plans, and the future of the Issuer.

The Reporting Persons continuously evaluate the business and prospects of the Issuer and its subsidiaries, alternative investment opportunities and all other factors deemed relevant in determining whether additional securities of the Issuer or its subsidiaries will be acquired by the Reporting Persons or whether the Reporting Persons will dispose of any Shares or the Iroko Warrant acquired by any of them. At any time, subject to the limitations set forth in the definitive agreements described in Item 6 hereof, securities of the Issuer or its subsidiaries may be acquired, or some or all of the securities beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise.

Except as otherwise disclosed in this Schedule 13D, the Reporting Persons currently have no plans or proposals which would relate to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of their ongoing evaluation of the Issuer and its subsidiaries and related alternatives, the Reporting Persons may consider such matters and, subject to applicable law and any limitations in the definitive agreements described in Item 6 herein, including, without limitation, the Asset Purchase Agreement, the Stockholders Agreement, the Iroko Warrant and the Registration Rights Agreement, may formulate a plan with respect to such matters, and from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the board of directors of the Issuer or its subsidiaries, other stockholders of the Issuer and its subsidiaries or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer.

a)	The information contained on the cover pages of this Schedule 13D and Item 6 of this Schedule 13D is incorporated by reference into this Item 5.

Iroko Properties beneficially owns 4,586,874 shares of Common Stock (the “Shares”) and a warrant issued by the Issuer pursuant to which Iroko Properties has the right to acquire up to an additional 2,436,459 shares of Common Stock under certain conditions (the “Iroko Warrant”). The Shares, together with the Iroko Warrant represent approximately 59.5% of the outstanding shares of Common Stock of the Issuer based on 9,360,968 shares of the Common Stock outstanding as of January 31, 2019, as reported by Egalet Corporation on a Current Report on Form 8-K filed on February 1, 2019. Excluding the shares of Common Stock issuable upon exercise of the Iroko Warrant, Iroko Properties directly owns 49.0% of the issued and outstanding shares of Common Stock.

As the sole shareholder of Iroko Properties, Iroko Pharmaceuticals indirectly beneficially owns the Shares and the Iroko Warrant.

The CRG Entities may be deemed to beneficially own the Shares and the Iroko Warrant by virtue of their collective ownership of the all of the equity interests in Iroko Pharmaceuticals.

CR Group may be deemed to beneficially own the Shares and the Iroko Warrant by virtue of its position as the investment manager for the CRG Entities.

CUSIP No. 28226B 302	SCHEDULE 13D	Page 13 of 15

Mr. Hukill may be deemed to have beneficial ownership over the Shares and the Iroko Warrant by virtue of his indirect control of CR Group.

b)

Iroko Pharmaceuticals, as the sole shareholder of Iroko Properties, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Shares and the Iroko Warrant.

The CRG Entities may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Shares and the Iroko Warrant by virtue of their collective ownership of the all of the equity interests in Iroko Pharmaceuticals.

CR Group may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Shares and the Iroko Warrant by virtue of its position as the investment manager for the CRG Entities.

Mr. Hukill may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Shares and the Iroko Warrant by virtue of his indirect control of CR Group.

c)	Not applicable.

d)

No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares or the Iroko Warrant.

e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Iroko Properties acquired the Shares and Iroko Warrant pursuant to the terms of the Asset Purchase Agreement. The description of the Asset Purchase Agreement in Item 3 is incorporated by reference in this Section 6. The description of the Asset Purchase Agreement does not purport to be a complete description and is qualified in its entirety by reference to the full text of such agreement, which is filed as part of this Schedule 13D and incorporated by reference herein.

In connection with the acquisition of the Shares, the Issuer issued the Warrant to Iroko Properties. Pursuant to the terms of the Warrant, Iroko Properties has the right to acquire up to 2,436,459 additional shares of Common Stock, provided however that, for a period of eighteen (18) months following the date of the issuance of the Warrant, Iroko Properties’ right to exercise the Warrant is restricted so that it does not hold more than 49% of the issued and outstanding shares of Common Stock. The description of the Warrant does not purport to be a complete description and is qualified in its entirety by reference to the full text of such agreement, which is filed as part of this Schedule 13D and incorporated by reference herein.

The Issuer and Iroko Properties entered into the Stockholders Agreement dated as of January 31, 2019 with respect to the Shares (the “Stockholders Agreement”). Pursuant to the terms of the Stockholders Agreement, Iroko Properties has the right to appoint two (2) directors to the board of directors of the Issuer and to consult in the appointment of a third director of the Issuer. In addition, Iroko Properties and its affiliates are not permitted to acquire additional shares of the Common Stock (other than via the exercise of the Iroko Warrant if permitted) for a period of eighteen (18) months following the closing of the Asset Purchase Agreement and are restricted from selling more than fifty percent (50%) of each of the Shares and the Iroko Warrant for a period of ninety (90) days following the closing of the Asset Purchase Agreement. The description of the Stockholders Agreement does not purport to be a complete description and is qualified in its entirety by reference to the full text of such agreement, which is filed as part of this Schedule 13D and incorporated by reference herein.

The Issuer and Iroko Properties entered into the Registration Rights Agreement dated as of January 31, 2019 (the “Registration Rights Agreement”). Pursuant to the terms of the Registration Rights Agreement, Iroko Properties may demand that the Issuer register the Shares and the shares of Common Stock underlying the Iroko Warrant in certain circumstances. The description of the Registration Rights Agreement does not purport to be a complete description and is qualified in its entirety by reference to the full text of such agreement, which is filed as part of this Schedule 13D and incorporated by reference herein.

CUSIP No. 28226B 302	SCHEDULE 13D	Page 14 of 15

The CRG Entities have a first priority lien on all of the assets of Iroko Pharmaceuticals and its subsidiaries pursuant to the Term Loan Agreement, dated as of June 27, 2016, as amended from time to time.

Except as described herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

Exhibit A - Joint Filing Agreement, dated as of February 11, 2019, by and among Iroko Properties, Iroko Pharmaceuticals, Nathan D. Hukill, CRG Parallel Fund B, CRG Lev AIV, CRG Unlev AIV, CRG Partners III, CR Group L.P., and CRG Parallel Fund A.

Exhibit B - Asset Purchase Agreement (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission (the “Commission”) on October 31, 2018.)

Exhibit C - Warrant (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K as filed with the Commission on February 1, 2019.)

Exhibit D - Stockholders Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K as filed with the Commission on February 1, 2019.)

Exhibit E - Registration Rights Agreement (incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K as filed with the Commission on February 1, 2019.)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2019

IROKO PROPERTIES INC.

By:	/s/ Todd Holmes

Name:	Todd Holmes
Title:	Authorized signatory

IROKO PHARMACEUTICALS INC.

By:	/s/ Todd Holmes

Name:	Todd Holmes
Title:	Authorized signatory

NATHAN D. HUKILL

/s/ Nathan D. Hukill
An individual

CR GROUP L.P.
CRG PARTNERS III L.P.
CRG PARTNERS III – PARALLEL FUND “A” L.P.
CRG PARTNERS III – PARALLEL FUND “B” (CAYMAN) L.P.
CRG PARTNERS III (CAYMAN) LEV AIV I L.P.
CRG PARTNERS III (CAYMAN) UNLEV AIV I L.P.

By:	/s/ Nathan D. Hukill

Name:	Nathan D. Hukill
Title:	Authorized signatory for CR Group L.P.,
CRG Partners III L.P.,
CRG Partners III - Parallel Fund “A” L.P.,
CRG Partners III - Parallel Fund “B” (Cayman) L.P.,
CRG Partners III (Cayman) Lev AIV I L.P., and CRG Partners III (Cayman) Unlev AIV I L.P.

Exhibit A

Joint Filing Statement

Pursuant to Rule 13(d)-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on Schedule 13D is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: February 11, 2019

IROKO PROPERTIES INC.

By:	/s/ Todd Holmes
Name:	Todd Holmes
Title:	Authorized signatory

IROKO PHARMACEUTICALS INC.

By:	/s/ Todd Holmes
Name:	Todd Holmes
Title:	Authorized signatory

NATHAN D. HUKILL

/s/ Nathan D. Hukill
An individual

CR GROUP L.P.
CRG PARTNERS III L.P.
CRG PARTNERS III – PARALLEL FUND “A” L.P.
CRG PARTNERS III – PARALLEL FUND “B” (CAYMAN) L.P.
CRG PARTNERS III (CAYMAN) LEV AIV I L.P.
CRG PARTNERS III (CAYMAN) UNLEV AIV I L.P.

By:	/s/ Nathan D. Hukill
Name: Nathan D. Hukill
Title: Authorized signatory for CR Group L.P.,
CRG Partners III L.P.,
CRG Partners III - Parallel Fund “A” L.P.,
CRG Partners III - Parallel Fund “B” (Cayman) L.P.,
CRG Partners III (Cayman) Lev AIV I L.P., and CRG Partners III (Cayman) Unlev AIV I L.P.